Exhibit 21.1
SUBSIDIARIES OF ZSCALER, INC.

Name of Subsidiary	Jurisdiction of Incorporation
Airgap Networks Inc.	United States
Avalor Technologies LTD	Israel
Securelyshare Software Private Limited	India
Smokescreen Technologies Private Limited	India
Zscaler Softech India Private Limited	India
ZSC Brasil LTDA	Brazil
ZSC Holdings Limited	United States
Zscaler Australia PTY LTD	Australia
Zscaler Canada, Inc.	Canada
Zscaler Costa Rica S.A.	Costa Rica
Zscaler France SARL	France
Zscaler Germany GmbH	Germany
Zscaler Israel LTD	Israel
Zscaler K.K.	Japan
Zscaler Netherlands B.V.	Netherlands
Zscaler Spain S.L.	Spain
Zscaler Sweden AB	Sweden
Zscaler Switzerland GmbH	Switzerland
Zscaler UK LTD	United Kingdom
Zscaler US Government Solutions, LLC	United States